United States securities and exchange commission logo





                               June 14, 2024

       Cynthia Lo Bessette
       President
       Fidelity Ethereum Fund
       c/o FD Funds Management LLC
       245 Summer Street V13E
       Boston, Massachusetts 02210

                                                        Re: Fidelity Ethereum
Fund
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 31, 2024
                                                            File No. 333-278249

       Dear Cynthia Lo Bessette:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
       Cover Page

   2. Please revise the cover page to state that the Trust will not participate in the proof-of-stake validation mechanism of
the Ethereum network (i.e., the Trust will not    stake    its ether) to
                                                        earn additional ether
or seek other means of generating income from its ether holdings.
 Cynthia Lo Bessette
FirstName  LastNameCynthia   Lo Bessette
Fidelity Ethereum Fund
Comapany
June        NameFidelity Ethereum Fund
     14, 2024
June 14,
Page 2 2024 Page 2
FirstName LastName
Prospectus Summary, page 1

3.       Please revise your Prospectus Summary to disclose, if true, that:
             The Trust, the Sponsor and the service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement; and
             The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.
4.       Please revise your Prospectus Summary to:
             Disclose that the Trust may only conduct cash creations and redemptions and that it would need regulatory approval to commence in-kind creations and redemptions;
             Clarify that the timing of in-kind regulatory approval is unknown and that there is no guarantee that the Exchange will receive in-kind regulatory approval; and
             Disclose how you will inform shareholders if the Exchange receives in-kind regulatory approval and if the Sponsor chooses to allow in-kind creations and redemptions.
5.       We note your references on pages 3 and 46 that    Shareholders may not
receive the
         benefits of any forks or airdrops    and, on page 69,    Risk factors
   The inability to
         recognize the economic benefit of a    fork    or an    air drop
could adversely impact an
         investment in the Trust.    As we are unable to locate these
references, please revise to
         correct. In addition, please include Prospectus Summary disclosure to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the
         Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules.
The Trust's Service Providers
The Custodian, page 6

6. We note your references to the Custodian Agreement here and in other contexts where you discuss the Trust's ether custodian. The Custodian Agreement appears to be an agreement with the Cash Custodian. Please revise your disclosure to refer to the Custodial
         Services Agreement and update your discussion regarding the Cash Custodian accordingly.
Ether, Ether Markets and Regulation of Ether, page 11

7. Please revise to add a discussion of the spot ether markets and ether futures markets.
Summary of an Ether Transaction, page 14

8. We note your disclosure that a "validator must stake 32 ether to become a validator" and that "each 32 ether that is staked results in issuance of a validator key pair." Please expand
 Cynthia Lo Bessette
Fidelity Ethereum Fund
June 14, 2024
Page 3
         your disclosure to clarify that staking more ether can increase the numerical chances that a given validator will be randomly selected.
Modifications to the Ethereum Protocol, page 17

9. Please expand your disclosure in this section to describe the planned fork called "Dencun"
         that the Ethereum network underwent on March 13, 2024.
Risk Factors, page 23

10. Please add a separately-captioned risk factor addressing the fact that the Trust will not
         stake the ether it holds, so an investment in the Trust   s shares
will not realize the
         economic benefits of staking.
If a malicious actor or botnet obtains control of more than 50% of the validating stake, page 30

11. We note your disclosure that "it is believed that certain groups of coordinating or connected ether holders may together have more than 50% of outstanding ether, which if staked and if the users run validators, would permit them to exert authority over the validation of ether transactions." Please add a separate risk factor to discuss the risks of centralization that liquid staking applications, such as Lido, may pose, including that Lido has reportedly controlled around or in excess of 33% of the total staked ether on the
         Ethereum network.
Validators may suffer losses due to staking, which could make the Ethereum network less attractive, page 32

12. Please expand this risk factor to also address the risks associated with staking becoming less attractive to validators, including through the types of sanctions the Ethereum network may impose for validator misbehavior or inactivity.
A temporary or permanent "fork" could adversely affect the value of the Shares, page 38

13. In your disclosure providing examples of the impact that hard forks have had on crypto assets, please include quantitative information regarding the price of the impacted crypto asset immediately before and after the fork.
Shareholders may be adversely affected by creation or redemption orders, page
66

14. Please expand this risk factor to describe what is deemed as an "emergency" such that the fulfillment of a creation or redemption is not reasonably practicable, and disclose the
FirstName LastNameCynthia Lo Bessette
       factors the Sponsor will consider to determine whether the suspension of creations and
Comapany    NameFidelity
       redemptions  or theEthereum    Fundof settlement dates are necessary for
the protection of
                            postponement
       the2024
June 14,   Trust's
               PageShareholders.
                     3
FirstName LastName
 Cynthia Lo Bessette
FirstName  LastNameCynthia   Lo Bessette
Fidelity Ethereum Fund
Comapany
June        NameFidelity Ethereum Fund
     14, 2024
June 14,
Page 4 2024 Page 4
FirstName LastName
Additional Information about the Trust
Termination of the Trust, page 74

15. Please clarify whether shareholders will be entitled to cash or ether upon the termination of the Trust. In addition, if shareholders will be entitled to cash, please explain how the
         Trust's ether will be sold in connection with the termination of the Trust.
The Trust's Service Providers, page 76

16. Please disclose whether the Sponsor contemplates utilizing a liquidity provider, such as a prime broker. If so, please disclose whether a portion of the Trust s ether may be held with the liquidity provider and, if so, what portion.
17. We note your references throughout to the Ether Trading Counterparties. Please revise here, under an appropriately captioned heading, and in your Summary disclosure to:
             Identify any Ether Trading Counterparties with whom the Sponsor has entered into an agreement. Clarify whether and to what extent any of the Ether Trading
             Counterparties are affiliated with or have any material relationships with any of the
             Authorized Participants. Alternatively, clarify, if true, that you are not able to identify any particular Ether Trading Counterparties at this time. Disclose, if known, the material terms of any agreement you have entered into, or
             will enter into with an Ether Trading Counterparty, including whether and to what extent there will be any contractual obligations on the part of the Ether Trading
             Counterparty to participate in cash orders for creations or redemptions.
Plan of Distribution
Authorized Participants, page 81

18. Please revise to identify all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement. Material Contracts
Custodial Services Agreement
Inspection and Audit Rights, page 100

19. Please provide a brief definition of "SOC 1, Type II audit" and "SOC 2, Type II audit."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Cynthia Lo Bessette
Fidelity Ethereum Fund
June 14, 2024
Page 5

       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                           Sincerely,
FirstName LastNameCynthia Lo Bessette
                                                           Division of
Corporation Finance
Comapany NameFidelity Ethereum Fund
                                                           Office of Crypto
Assets
June 14, 2024 Page 5
cc:       Morrison C. Warren
FirstName LastName